Juniper Investment Company, LLC

555 Madison Avenue
New York, New York 10022
JUNIPER INVESTMENT COMPANY	212 339 8500

May 1, 2015

Members of the Board of Directors
Alteva, Inc.
Attention: Mr. Brian J. Kelley
Chief Executive Officer
401 Market Street
Philadelphia, PA 19106-2107

Dear Mr. Kelley and Members of the Board of Directors,

On August 26, 2014, Juniper and Princeton Hosted Solutions made an offer to acquire Alteva, Inc. (“Alteva” or the “Company”) for $8.00 per share, representing a 51% premium to Alteva’s unaffected stock price.  As Alteva failed to substantively engage with Juniper or retain a financial advisor to evaluate Juniper’s offer, Juniper chose to explore alternative options.  On December 30, 2014, Juniper delivered notice to Alteva indicating its intention to, among other things, nominate four directors for election to Alteva’s board.

Alteva’s refusal to engage continued until March 30, 2015 when Juniper was contacted by Oppenheimer & Co. Inc. (“Oppenheimer”), Alteva’s financial advisor retained in January.  Oppenheimer advised Juniper that the Company had decided to solicit proposals for the Company and that Juniper would have the opportunity to receive additional evaluation material subject to what can be described as an onerous and overreaching confidentiality agreement.  While Juniper is pleased that the Company has finally engaged an independent financial advisor, we are disappointed that the parameters of the process impose restrictions that are unfairly prohibitive of Juniper.

The confidentiality agreement proposed by Alteva imposed standstill restrictions for a three year period that would prohibit Juniper from, among other things, (i) acquiring additional shares, (ii) soliciting proxies, (iii) making stockholder proposals, (iv) making a public offer for the Company, or (v) seeking to gain influence or control of the board of directors of the Company.   As indicated above, Juniper has offered to purchase the Company for $8.00 per share and has a proxy on file with the SEC that seeks to solicit proxies, make stockholder proposals and gain influence of the board of directors.

On advice from Oppenheimer that the Company was willing to consider changes to the confidentiality agreement, and in a show of good faith, Juniper provided comments to your confidentiality agreement.  Upon receipt of a further revised draft of the agreement, we indicated our willingness to accept all of your subsequent revisions other than the proposed standstill restrictions.  Alteva has been unwilling to limit the standstill restrictions that are in direct conflict with Juniper’s current proxy on file with the SEC.

JUNIPER INVESTMENT COMPANY	Page 2

Juniper will not enter into a confidentiality agreement which would force Juniper to abandon the proposals outlined in its proxy and limit our ability to pursue alternatives that we believe protect and best serve the interests of all shareholders.  While the evaluation of strategic alternatives is ongoing, Juniper will not withdraw our nominees to the board or our proposed changes to the Company’s bylaws.

Juniper will continue to consider a possible acquisition of Alteva, whether or not it is included in the process being conducted by Oppenheimer.  From Juniper’s perspective, the only viable explanation for the board’s refusal to engage with us over the past eight months must be great confidence that this process will yield a materially higher value to shareholders than Juniper’s offer.  As your second largest shareholder, we will be very happy if this outcome is realized, but deeply concerned if it is not.

Sincerely,

/s/ John A. Bartholdson

John A. Bartholdson
Managing Member
Juniper Investment Company, LLC